SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 MAR 11 A 7:51

[redacted]

08001119

6 March 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 5 March 2008 which we released to The Stock Exchange of Hong Kong Limited on 5 March 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

Encl

c.c. J P Morgan
- Mr King Ho

3/11

E:\cherry\S'La Asia\Chgn of Sec\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CHANGE OF COMPANY SECRETARY

The board of directors (the "**Board**") of Shangri-La Asia Limited (the "**Company**") announces that Ms. Ko Sau Lai has tendered her resignation as the Company Secretary of the Company with effect from 5 March 2008. Ms. Ko has confirmed to the Board that she has no disagreement with the Board and there is no matter in relation to her resignation which needs to be brought to the attention of the shareholders of the Company.

The Board also announces that Ms. Teo Ching Leun has been appointed as the Company Secretary of the Company in place of Ms. Ko with effect from 5 March 2008. Ms. Teo holds an LL.B. (Honours) Degree from the National University of Singapore and an LL.M. Degree in Laws from the University of London. Ms. Teo is a Solicitor qualified in Hong Kong and has been admitted as a Solicitor of the Supreme Court of England and Wales and as an Advocate & Solicitor of the Supreme Court of Singapore.

The Board would like to thank Ms. Ko for her contributions to the Company during her tenure of office as the Company Secretary of the Company.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 5 March 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

END